SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioCardia, Inc.
(Name of Issuer)

Common Shares, par value $.001 per share
(Title of Class of Securities)

09060U507
(CUSIP Number)

Kate Inman General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

August 6, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060U507	Schedule 13D	PAGE 2 of 5

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
255,111 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
255,111 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	255,111		(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	3.7%	(2)
14	TYPE OF REPORTING PERSON CO

(1)
Includes 224,561 shares of common stock, par value $0.001 per share (the “Common Stock”), of BioCardia, Inc. (the “Issuer”) and 30,550 shares of Common Stock issuable upon exercise of currently exercisable options with an exercise price of $16.20 per share and an expiration date of August 1, 2026 (the “Vested Options”). Excludes 16,003 shares of Common Stock issuable upon exercise of unvested options with an exercise price of $16.20 per share and an expiration date of August 1, 2026.

CUSIP No. 09060U507	Schedule 13D	PAGE 3 of 5

(2)
Calculated based on (i) 6,825,183 shares of Common Stock outstanding as of September 30, 2019, as reported by the Issuer on Form DEF 14A filed with the Securities and Exchange Commission on October 15, 2019 and (ii) 30,550 shares of Common Stock issuable upon exercise of the Vested Options.

.

CUSIP No. 09060U507	Schedule 13D	PAGE 4 of 5

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the common stock, par value $.001 per share (the “Common Stock”), of BioCardia, Inc. (the “Issuer”). This Amendment is being filed solely as a result of a change in the Issuer’s issued and outstanding Common Stock to reflect that OPKO ceased to be the beneficial owner of more than 5% of the Issuer’s issued and outstanding Common Stock, and amends and supplements the statement on Schedule 13D filed by OPKO, Phillip Frost, M.D., and Frost Gamma Investments Trust (“FGIT”) with the SEC on June 12, 2019 (the “June 2019 Schedule 13D”), which amended and restated the Schedule 13G filed by OPKO on January 3, 2017, as amended on February 12, 2018 and February 14, 2019. As noted in the June 2019 Schedule 13D, any group between Dr. Frost and OPKO that may have existed with respect to securities of the Issuer prior to the June 2019 Schedule 13D has ceased to exist. OPKO is the sole reporting person with respect to this Amendment. Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the June 2019 Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the June 2019 Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)
OPKO is the beneficial owner of and directly holds 224,561 shares of Common Stock and 30,550 shares of Common Stock issuable upon exercise of Vested Options or approximately 3.7% of the Issuer’s issued and outstanding Common Stock, based on 6,825,183 shares outstanding as of September 30, 2019 as reported by the Issuer on Form DEF 14A filed with the SEC on October 15, 2019.

OPKO’s reported ownership does not include securities owned by FGIT, an affiliate of Phillip Frost, M.D., OPKO’s Chairman and Chief Executive Officer (“Dr. Frost”). FGIT holds 1,430,589 shares of Common Stock and 111,111 shares of Common Stock underlying warrants with an exercise price of $6.75 and an expiration date of December 24, 2023, or approximately 22.23% of the Issuer’s issued and outstanding shares, based on 6,825,183 shares of Common Stock outstanding as of September 30, 2019, as reported by the Issuer on Form DEF 14A filed with the SEC on October 15, 2019. Dr. Frost is the sole trustee of FGIT. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT and Dr. Frost. Richard Krasno, Ph.D and Richard Pfenniger, Jr., directors of OPKO, are directors of the Issuer. OPKO’s reported ownership does not include securities beneficially owned by Dr. Krasno and Mr. Pfenniger. OPKO disclaims beneficial ownership of the securities of the Issuer owned by Dr. Krasno and Mr. Pfenniger.

(b)	OPKO has the sole power to vote and dispose of the 224,561 shares of Common Stock and the 30,550 shares of Common stock issuable upon exercise of Vested Options owned by it.

(c)	There have been no transactions in the Common Stock effected by OPKO in the last 60 days.

(e)	OPKO ceased to be the beneficial owner of more than 5% of the Common Stock on or about August 6, 2019.

CUSIP No. 09060U507	Schedule 13D	PAGE 5 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: October 23, 2019	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary